3B

418 KW

UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 2054.

11021894

APPROVAL	
	3235-0123
	April 30, 2013
.ge burden	
hour per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 31 2011
WASH, D.C. 209 SECTION

SEC FILE NUMBER
8- 29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough — (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, PC
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	Massachusetts	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

KW 4/22

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

John P. McDonough
Signature

Executive V.P.
Title

Carolyn R. Caldarone
Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 27, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Years Ended December 31, 2010 and 2009

MERIDIAN INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying statements of financial condition of Meridian Investments, Inc. (an S corporation) as of December 31, 2010 and 2009 and the related statements of operations, stockholders' equity and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, the information contained in Schedule II is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

March 17, 2011

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Current Assets:		
Cash	$ 359,768	$ 1,068,663
Prepaid expenses	25,370	142,352
Due from related parties *(Notes 3 and 8)*	1,098,676	902,345
Note receivable *(Note 4)*	-	100,000
Total current assets	1,483,814	2,213,360
Property and equipment, net *(Note 5)*	22,451	37,000
Deposits	11,142	11,142
Total assets	$ 1,517,407	$ 2,261,502
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued liabilities *(Note 6)*	$ 63,097	$ 30,000
Total current liabilities	63,097	30,000
Stockholders' equity:		
Common stock, no par value, 12,500 authorized, 1,000 shares issued and outstanding *(Note 7)*	131,000	131,000
Additional paid-in capital	1,683,863	1,683,863
Retained earnings (accumulated deficit)	(310,553)	466,639
	1,504,310	2,281,502
Treasury stock – 200 shares at cost	(50,000)	(50,000)
Total stockholders' equity	1,454,310	2,231,502
Total liabilities and stockholders' equity	$ 1,517,407	$ 2,261,502

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions *(Note 10)*	$ 4,170,148	$ 4,128,333
Expenses:		
Commissions expense	2,272,819	1,929,071
Other operating expenses - *Schedule I*	2,380,982	2,601,219
Total expenses	4,653,801	4,530,290
Loss from operations	(483,653)	(401,957)
Other income (expense)		
State income tax refunds	-	31,944
Interest income, including related party interest of $6,461 and $2,077 for the years ended December 31, 2010 and 2009, respectively *(Note 3)*	6,461	5,587
Dividend income	-	38
Loss from disposition of property and equipment	-	(14,141)
Total other income	6,461	23,428
Net loss before benefit from deferred state income taxes	(477,192)	(378,529)
Benefit from deferred state income taxes	-	15,697
Net loss	$ (477,192)	$ (362,832)

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Common stock *(Note 7)*		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
	Shares	Par Value				
Balance, December 31, 2008	1,000	$ 131,000	$ 5,819	829,471	$ (50,000)	$ 916,290
Stockholder contributions	-	-	1,678,044	-	-	1,678,044
Stockholders' distributions for the year	-	-	-	-	-	-
Net loss for the year	-	-	-	(362,832)	-	(362,832)
Balance, December 31, 2009	1,000	131,000	1,683,863	466,639	(50,000)	2,231,502
Stockholders' distributions for the year	-	-	-	(300,000)	-	(300,000)
Net loss for the year	-	-	-	(477,192)	-	(477,192)
Balance, December 31, 2010	1,000	$ 131,000	$ 1,683,863	$ (310,553)	$ (50,000)	$ 1,454,310

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (477,192)	$ (362,832)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Bad debt expense *(Note 4)*	100,000	3,510
Expenses allocated from related party *(Note 8)*	4,830,130	4,817,034
Depreciation expense	14,549	31,654
Loss on disposition of property and equipment	-	14,141
Deferred state income taxes	-	(15,697)
Interest income, including related party interest of of $6,461 and $2,077, for the years ended December 31, 2010 and 2009, respectively *(Note 3)*	(6,461)	(5,587)
(Increase) decrease in:		
Commissions and accounts receivable	-	218,813
Deposits and prepaid expenses	116,982	(20,664)
Increase (decrease) in:		
Accrued liabilities and taxes	33,097	(55,562)
Net cash provided by operating activities	4,611,105	4,624,810
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholders	-	1,678,044
Payments from related party *(Note 3)*	-	234,039
Payments to related party *(Note 3)*	(5,020,000)	(5,970,155)
Distributions to shareholders	(300,000)	-
Net cash used in investing activities	(5,320,000)	(4,058,072)
Net increase (decrease) in cash	(708,895)	566,738
Cash - beginning of period	1,068,663	501,925
Cash - end of period	$ 359,768	$ 1,068,663

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

A. GENERAL INFORMATION

Meridian Investments, Inc. ("MII") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky, Florida and Minnesota. MII is a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). MII is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "MII," "our," "ours," or "us" are intended to mean Meridian Investments, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of MII is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements.

The Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification" or "ASC"), which is an aggregation of previously issued authoritative GAAP in one comprehensive set of guidance, effective for reporting in the third quarter of 2009. In accordance with the Codification, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates ("ASU"). References to GAAP throughout these financial statements are intended to refer to the Codification.

A. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. FAIR VALUE OF FINANCIAL INSTRUMENTS

MII's financial instruments primarily consist of cash and due from related parties. All instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument are only used when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

C. IMPAIRMENTS
In accordance with GAAP, MII assesses the impairment of its assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments, related primarily to the future profitability and/or future value of the assets. The Company records an investment impairment charge if it believes an investment has experienced a decline in value that is other than temporary.

D. CASH AND CASH EQUIVALENTS
For financial statement purposes, MII considers all short-term debt and investment securities purchased with a maturity of three months or less to be cash equivalents.

E. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
MII recognizes accounts receivable for the unpaid amounts of commissions earned upon the closing of a tax-advantaged investment opportunity. These receivables, which can be due from one or several customers, are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for those accounts for which collection is questionable. If management deems any balance, or portion thereof, to be uncollectible, that amount is charged off to expense.

MII experiences a low rate of its accounts receivable for which collection is deemed questionable or uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts. In addition, MII extends credit to its customers based upon the terms contained in the contract for placing a tax-advantaged investment. Interest is not charged on any of its outstanding receivable balances.

F. NOTES RECEIVABLE
Notes receivable are stated at the unpaid principal balance, including unpaid interest, less any allowance for any portion for which collection is deemed questionable or uncollectible. Interest is calculated at the stated interest rate, compounded monthly. In the absence of a stated interest rate, MII uses the most equivalent U.S. Treasury Note rate for the equivalent term in effect on the date the loan is made. If the equivalent U.S. Treasury Rate cannot be determined or is not available, then MII uses the equivalent monthly Applicable Federal Rate, as announced by the Internal Revenue Service from time to time through Revenue Rulings, in effect on the date that the loan is made.

Management periodically reviews the unpaid principal and interest balance of the note receivable and provides an allowance for any outstanding principal or unpaid interest for which collection is deemed questionable. If management deems any portion of the outstanding principal or accrued interest to be uncollectible, the amount is charged off to expense.

G. PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of MII's assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

H. INVESTMENTS
MII's investments that are bought and principally held for the purpose of selling them in the near future are classified as *trading securities*. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in the statement of operations.

Investments that MII has the positive intent and ability to hold to maturity are classified as *held-to-maturity* and recorded at amortized cost in investments and other assets. Investments not classified as either *held-to-maturity* or *trading securities* are classified as *available-for-sale* investments.

Available-for-sale investments are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from the statement of operations and recorded net of tax as a component of other comprehensive income.

The total cost of an investment sold is determined on the first-in, first-out basis including any commission or fees paid for the purchase and any earnings reinvested to purchase additional amounts of the investment. The total cost of an investment may be affected by stock splits, acquisitions, mergers or spin-offs.

I. REVENUE AND COST RECOGNITION
Commission revenues are recognized (earned) upon the closing of a placement of a tax-advantaged investment. The related commission expense is recognized when the commission revenue is earned by MII.

J. ADVERTISING COSTS
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

K. COMPENSATED ABSENCES
Employees of MII are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. MII's policy is to recognize the costs of compensated future absences when actually paid to employees.

L. SHIPPING AND HANDLING COSTS
MII does not normally incur shipping and handling costs in connection with its tax-advantaged investment activities. If shipping and handling costs were incurred, those costs would be absorbed by MII as overhead, its customers would not be billed and the revenue generated would not be offset by the shipping and handling costs.

M. INCOME TAXES
MII elected under the Internal Revenue Code, with the consent of its stockholders, to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, it elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a

qualified subchapter S trust. On January 1, 2004, after completion of the adopted plan of liquidation of its parent trust, Meridian Investment Properties Trust, MII elected to again be taxed as an S corporation.

In lieu of federal income taxes, the shareholders of an S corporation are taxed on their proportionate share of MII's taxable income. For the years ended December 31, 2010 and 2009, MII was not subject to the law in Massachusetts concerning the taxation of "large" S corporations. Therefore, these financial statements do not contain a provision for federal or state corporate income taxes.

As a result of its treatment for federal income tax purposes, MII is not subject to interest or penalties resulting from federal corporate income tax underpayments, late federal corporate income tax payments or uncertain income tax positions taken on its federal corporate income tax return and accordingly, these financial statements do not contain any provision for such interest and penalties. The income tax effect of any change to MII's previously reported items of revenue and/or expense is passed through and reported on the respective individual income tax returns (federal and/or state, respectively) of its stockholders at the time the change is made.

Interest and penalties incurred relating to Massachusetts corporate income tax underpayments, late filings and/or late Massachusetts corporate income tax payments are recognized in the period that they are incurred or assessed by the Massachusetts Department of Revenue, as can be reasonably determined by MII. Interest and penalties relating to uncertain income tax positions taken by MII are recognized when MII determines that it is more likely than not that a tax position taken on its Massachusetts corporate income and excise tax return would not be sustained under audit or examination. These financial statements do not contain any accruals or provisions for interest and/or penalties as MII is unaware of any unrecorded income tax liabilities.

As of December 31, 2010, the federal and Massachusetts corporate income and excise tax returns filed for the years ended December 31, 2007, 2008 and 2009 remain open to examination by the respective taxing authorities.

N. DEFERRED INCOME TAXES

MII recognizes deferred state income tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for financial statement and state income tax purposes. Amounts presented on the statements of financial position represent the amount of deferred state income tax assets and liabilities recognized during the year.

As a result of its tax treatment for federal income tax purposes, MII does not recognize deferred federal income tax assets or liabilities in its financial statements.

MII previously recognized deferred state income tax assets and liabilities as a result of being subject to Massachusetts law concerning the taxation of S corporations. For the years ended December 31, 2010 and 2009, MII did not meet the requirements to be subject to corporate income taxes in Massachusetts and is unable at this time reasonably estimate if it will be subject to Massachusetts corporate income taxes in the future. Accordingly, MII has not recognized any deferred state income tax assets or liabilities in these financial statements for the years ended December 31, 2010 and 2009.

O. COMPREHENSIVE INCOME (LOSS)

MII is required to report certain items of income, expense, gain and loss, separately from net income (loss). Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income (loss).

For the years ended December 31, 2010 and 2009, MII did not have any items of other comprehensive income

(loss) that were required to be reported separately from net income (loss). Accordingly, MII has not presented any statements of comprehensive income (loss).

NOTE 3 - DUE FROM RELATED PARTY

Due from related party represents monies advanced to and borrowed from Meridian Properties, Inc. ("MPI"), an affiliated corporation. The balances outstanding at December 31, 2010 and 2009 are comprised of (1) amounts actually advanced to/borrowed from MPI, (2) specific expenses actually paid by MPI for the benefit of MII and (3) common operating expenses allocated to MII.

Interest is charged on the average monthly balance at the applicable federal rate per annum (0.59% and 0.82% for the years ended December 31, 2010 and 2009, respectively). Interest receivable on the balance at December 31, 2010 and 2009 was $6,461 and $2,077, respectively.

See **NOTE 8** for additional related party transaction information.

NOTE 4 – NOTE RECEIVABLE

On May 25, 2008, MII entered into an agreement (the "Agreement") whereby an unsecured cash advance (the "Note") of $100,000 was made to a third party to be used for the developmental and operational purposes of a geothermal alternative and renewable energy project.

The Note does not have a stated interest rate or repayment terms. Interest was being imputed at 2.125% compounded monthly. As of December 31, 2010 and 2009, the balance of the Note, including imputed interest, was:

	2010	2009
Principal	$ -	$ 100,000
Imputed interest	-	3,510
	-	103,510
Less: valuation allowance	-	(3,510)
Note receivable, net	$ -	$ 100,000

As of December 31, 2009, management provided a valuation allowance for the balance of the imputed interest since the Agreement does not provide for the charging of interest on the outstanding principal balance and collection of any imputed interest is doubtful.

As required under GAAP, management is required to determine the current value of the Note by calculating the present value of the Note's expected future cash flows. If the calculated present value is less than the current recorded value and that decline is determined to be other than temporary, the carrying value is required to be reduced to the calculated present value with the decline charged against earnings.

During the year ended December 31, 2010, MII was asked to cease all marketing efforts related to the project for which the Note was made and determined that collection of the Note, including accrued interest, was highly improbable. Accordingly, management determined the present value of the expected future cash flows of the Note to be $0 and has written off the entire balance of the note receivable. MII does not intend to take any action to attempt to recover any amount under the Agreement.

NOTE 5 - PROPERTY AND EQUIPMENT
At December 31, 2010 and 2009, property and equipment consisted of the following:

	2010		2009	
Computer equipment and software	$	333,325	$	330,150
Equipment		52,466		52,466
Furniture and fixtures		60,972		60,972
Leasehold improvements		80,483		80,483
		527,246		524,071
Less: accumulated depreciation		(504,795)		(487,071)
Property and equipment, net	$	22,451	$	37,000

NOTE 6 – ACCRUED LIABILITIES
At December 31, 2010 and 2009, accrued liabilities consisted of the following:

	2010		2009	
Professional fees	$	47,500	$	30,000
Operating expenses		15,597		-
Accrued expenses		63,097		30,000

NOTE 7 – SALE OF STOCK RESTRICTIONS
At December 31, 2010 and 2009, certain stockholders of MII were restricted with respect to the sale of their shares in MII. An agreement, reviewed annually, permits MII the right of first refusal upon the proposed sale of MII shares to anyone except MII.

NOTE 8 – RELATED PARTY TRANSACTIONS
During the years ended December 31, 2010 and 2009, MII shared office space at its locations with Meridian Capital Partners, LLC ("MCP"), Meridian Clean Fuels, Inc ("MCF") and Meridian Finance Company, LLC ("MFC"), all affiliated entities (the "Related Parties"). Except for items specifically identified to one of the Related Parties, overhead and other operating expenses, including personnel costs, are shared with the Related Parties as determined by the primary paymaster, MPI. Allocations of all shared expenses are determined by personnel time devoted to each entity.

Pursuant to MPI's personnel time review conducted at the beginning of 2009 and effective January 1, 2009 through July 31, 2009, the allocation percentages were determined to be: 62% MII and 38% for the Related Parties.

On July 31, 2009, MFC was dissolved and its allocation ratio was transferred to MII. Effective August 1, 2009 and through December 31, 2009, the allocation ratio was revised to the following: 72% MII and 28% for the remaining Related Parties.

Effective January 1, 2010 and through December 31, 2010, subsequent to MPI's annual review of personnel time conducted at the beginning of 2010, the allocation ratio was revised to the following: 80% MII and 20% for the remaining Related Parties.

For the years ended December 31, 2010 and 2009, the amount of expenditures allocated to MII was $4,833,306 and $4,840,964, including costs capitalized as fixed assets of $3,176 and $23,930, respectively. The amount of cash transferred into MII was $0 and $234,039, respectively, and the amount of cash transferred from MII was $5,020,000 and $5,970,155, respectively.

MII also generates commission revenue from other related parties for its participation in the projects of the related parties. For the years ended December 31, 2010 and 2009, MII generated $0 and $25,760 in commission revenue from these related parties.

See **NOTE 3** for additional related party transaction information.

NOTE 9 - LEASES

MII leases its office locations under operating leases through MPI.

Boston, Massachusetts

MII leases office space in metropolitan Boston, Massachusetts (the "Boston Office"). The Boston Office lease (the "Boston Lease") has been amended on various dates through 2007 and was further amended on August 1, 2009 to abandon the space formerly occupied by MCP in exchange for a series of payments for which MII's portion totaled $21,600. The Boston Lease expired on November 30, 2010 and was renewed on December 1, 2010 for an additional five year term ending on November 30, 2015. For the years ended December 31, 2010 and 2009, MII's allocated portion of the minimum monthly payments under the Boston Lease was $115,833 and $152,390, respectively.

The Boston Office also leases various pieces of office equipment under various month-to-month and long-term operating leases, with varying minimum monthly lease payments expiring on various dates through the year 2012. For the years ended December 31, 2010 and 2009, MII's allocated portion of the minimum monthly lease payments for operating leases was $15,231 and $14,462

In total for the years ended December 31, 2010 and 2009, minimum lease payments related to the Boston Office, included in the statements of operations as rent expense, were $131,064 and $166,852, respectively.

Washington D.C.

MII leases office space in the metropolitan Washington D.C. area (the "Washington D.C. Lease"). The Washington D.C. Lease was extended for an additional five year term effective March 1, 2007, expiring February 29, 2012. For the years ended December 31, 2010 and 2009, MII's allocated portion of the minimum monthly payments under the Washington D.C. Lease was $111,635 and $88,679, respectively.

Minneapolis

On January 20, 2010, MII and MCF entered into a two year operating lease, expiring January 31, 2012, for office space located in metropolitan Minneapolis, Minnesota (the "Minneapolis Lease"). Initially, the Minneapolis Lease, effective February 1, 2010, was for approximately five hundred and twenty five square feet. MII's allocated portion (10%) of the monthly minimum lease payments under the Minneapolis Lease was $135. In July 2010, the Minneapolis Lease was amended to lease additional office space. MII's allocated portion of the additional minimum monthly lease payments was $70. Effective July 2010, MII's allocated portion of the total minimum monthly lease payments pursuant to the Minnesota Lease was $205. For the years ended December 31, 2010 and 2009, MII's allocated portion of the minimum monthly lease payments under the Minneapolis Lease was $1,160 and $$0.

Louisville
On October 1, 2009, MII entered into an eighteen month operating lease expiring March 31, 2011, for office space located in metropolitan Louisville, Kentucky (the "Louisville Lease"). 100% of the minimum monthly lease payments, $1,400, are allocated to MII. For the year ended December 31, 2010, minimum monthly lease payments allocated to MII were $18,405 and included the minimum monthly lease payment for December 2009 and $205 in late payment fees. There were no minimum monthly lease payments allocated to MII during the year ended December 31, 2009.

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

Year Ended		Amount
December 31, 2011	$	185,747
December 31, 2012		178,892
December 31, 2013		84,114
December 31, 2014		68,620
December 31, 2015		65,507
	$	582,880

For years ended December 31, 2010 and 2009, total amounts due under the various month-to-month and long-term operating leases for office space and equipment, included as rent expense in the statement of operations was $262,264 and $255,531, respectively.

NOTE 10 - CONCENTRATIONS OF CREDIT AND MARKET RISK
MII is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. MII generates substantially all of its income from fees earned from the sale of these tax-advantaged investments.

Financial instruments that potentially subject MII to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable arise due to the fact that MII conducts business with a limited number of companies. As of December 31, 2010 and 2009, MII did not have any commissions' receivable that were subject to credit risk

Concentrations of market risk arise due to the fact that MII generates revenue from a limited number of sources. For the year ended December 31, 2010 MII generated approximately $4,100,000 of its revenue from five companies. For the year ended December 31, 2009, MII generated approximately $3,723,510 of its revenue from three companies. These amounts account for approximately 98% and 90% of the Company's revenue for the years ended December 31, 2010 and 2009, respectively.

The Company also maintains cash balances at one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010 and 2009, the Company had uninsured cash balances totaling $109,768 and $818,663, respectively.

NOTE 11 - NET CAPITAL REQUIREMENTS
The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that

the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

	2010	2009
Net Capital	$ 296,671	$ 1,038,663
Required Net Capital	5,000	5,000
Excess Net Capital	$ 291,671	$ 1,033,663
Aggregate Indebtedness	$ 63,097	$ 30,000
Net Capital Ratio	0.21 to 1	0.03 to 1

NOTE 12 – SUBSEQUENT EVENTS

On February 22, 2011, management of MII requested a thirty day extension of time to file its annual audited financial statements with FINRA. The request was made as a result of factors unrelated to MII which caused management to be unable to adequately review and evaluate the results of the audit of its financial statements by its independent auditors.

MII was notified on February 24, 2011 by FINRA that the request for a thirty day extension of time to file its annual audited financial statements was approved. In compliance with the approved extension, MII's annual audited financial statements must now be filed no later than March 31, 2011.

Management has evaluated subsequent events through March 30, 2011, the date that the audited financial statements were issued.

NOTE 13 – RECLASSIFICATION

For the year ended December 31, 2009, the balance of certain deposits previously included as a current asset has been reclassified as a non-current asset in order to conform to the current year balance sheet presentation. No other amounts of assets, liabilities, stockholders' equity, revenues, expenses or net capital were affected by this reclassification.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - OPERATING EXPENSES
For the Years Ended December 31, 2010 and 2009

	2010	2009
OPERATING EXPENSES		
Bad debts expense	$ 100,000	$ 3,510
Bank charges and fees	1,259	1,417
Computer supplies and expense	72,437	61,956
Charitable contributions	20,339	804
Depreciation expense	17,724	31,654
Dues and subscriptions	54,528	49,146
Education and training	7,993	8,017
Employee benefits	176,784	215,988
Filing fees	43,219	41,972
Insurance	20,681	5,556
Legal and accounting	113,359	141,645
Meetings and conferences	-	3,615
Office supplies and expense	38,871	27,952
Postage and delivery	11,392	11,185
Professional fees	72,036	9,861
Rent expense *(Note 9)*	262,264	255,531
Repairs and maintenance	2,137	2,959
Salaries and wages	864,758	1,169,038
Taxes - payroll	141,615	175,652
Taxes - other	7,401	7,461
Telephone	75,564	76,706
Travel, meals and entertainment	276,621	299,594
TOTAL OPERATING EXPENSES	$ 2,380,982	$ 2,601,219

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2010 and 2009

	2010	2009
Net Capital Computation *(Note 11)*		
STOCKHOLDERS' EQUITY	$ 1,454,310	$ 2,231,502
LESS: NON-ALLOWABLE ASSETS		
Note receivable	-	(100,000)
Receivable from affiliate	(1,098,676)	(902,345)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(22,451)	(37,000)
Deposits and prepaid expenses	(36,512)	(153,494)
Net Capital	$ 296,671	$ 1,038,663

RECONCILIATION WITH COMPANY'S COMPUTATION

	2010	2009
NET CAPITAL PER FOCUS REPORT	$ 329,768	$ 1,045,128
AUDIT ADJUSTMENTS FOR:		
Receivable from affiliate(s)	93,822	8,146
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	17,926	21,865
Deposits and prepaid expenses	116,982	(50,664)
Deferred state income taxes	-	3,850
Bad debt expense	(100,000)	(3,510)
Bank charges	-	(10)
Computer expense	(808)	23,928
Depreciation expense	(17,724)	(31,654)
Dues and subscriptions	(588)	-
Employee benefits	(640)	-
Equipment rental	(75)	
Insurance expense	(1,553)	10,484
Legal and accounting expense	(17,500)	(26,000)
Office supplies and expense	(2,354)	-
Postage	(501)	-
Professional fees	(533)	-
Taxes - other	(2,411)	-
Telephone	(4,260)	-
Training	(468)	-
Travel, meals and entertainment	(5,855)	-
Interest income	6,461	5,587
Loss of disposition of property and equipment	-	(14,141)
State income and excise tax (refunds)	(113,018)	29,957
Benefit from deferred state income taxes	-	15,697
Net Capital	$ 296,671	$ 1,038,663

The accompanying notes are an integral part of these financial statements.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of Certified Public Accountants

Massachusetts Society of Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

In planning and performing our audits of the financial statements of Meridian Investments, Inc. as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. These studies included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or

fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose other than those specified parties.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

March 17, 2011

J V K

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SPIC® ASSESSMENT RECONCILIATION

To the Board of Directors of:
Meridian Investments, Inc.
Quincy, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SPIC®) for the year ended December 31, 2010, which were agreed to by Meridian Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SPIC®, solely to assist you and the other specified parties in evaluating Meridian Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Meridian Investment Inc.'s management is responsible for Meridian Investment Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement record entries including Meridian Investment Inc.'s general ledger, cash disbursement journal, cancelled check and bank statement on which the respective payment cleared, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedule and working papers, including the internally generated statement of operations, sales journals and previously filed FOCUS reports for the quarterly periods ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as previously described, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 17, 2011